Filed by BMC Stock Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BMC Stock Holdings, Inc.

Filer’s SEC File No.: 001-36050

Date: August 27, 2020

BMC Associate FAQ

What We Announced

1.	What was announced? What are the benefits of this transaction?

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We announced that BMC and Builders FirstSource have signed an agreement to combine to create the nation’s premier supplier of building materials and services with more than $11 billion in annual sales.

•	We believe that bringing together BMC and Builders FirstSource will create a stronger, more sustainable business for the benefit of our associates, customers, suppliers and shareholders.

•	At the heart of it, this merger is about growth. And with that growth will come opportunities for personal growth and development for our associates in the combined company.

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As we accomplished in our prior combination with Stock Building Supply, this transformational merger will enable BMC to further accelerate our profitable growth strategy with a company that also focuses on providing a broad product portfolio and differentiated capabilities deployed through a customer-focused service model.

•	Together, we will work to help to create much needed housing across the country.

2.	Who is Builders FirstSource?

•	Builders FirstSource is a leader in building materials products and services with locations throughout the U.S. and annual sales of approximately $7.5 billion.

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Builders FirstSource and BMC operate with tremendous similarities in terms of business models and core values such as people count, safety, innovation, collaboration, integrity, diversity and corporate social responsibility.

•	Builders FirstSource also shares our commitment to advancing innovation and a passion for best-in-class service levels.

•	Further, we share deeply held beliefs about how to improve our businesses to better serve our customers and associates.

•	For more information on Builders FirstSource, please visit https://www.bldr.com/.

Stronger Together

3.	What does this transaction mean for associates?

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BMC and Builders FirstSource have exceptionally talented and capable people who we expect will benefit greatly from being part of larger company with the ability to leverage our collective capabilities, customer relationships and strong national footprint.

•	Today’s announcement will have no immediate impact on day-to-day operations and your day-to-day responsibilities will remain the same for the foreseeable future.

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Until the closing, it remains business as usual for all of us at BMC, and we will continue to operate as separate companies and competitors across our markets. It is important that everyone remain focused on what you have always done so well – taking care of our customers.

•	To that end, we remain as committed as ever to our sales team and the tremendous value they bring to our Company. We will leverage the strength of our combined sales force to accelerate growth.

•

As we accomplished in our prior combination with Stock Building Supply, this transformational merger will enable BMC to further accelerate our profitable growth strategy with a company that also focuses on providing a broad product portfolio and differentiated capabilities deployed through a customer-focused service model.

•	While we are excited about this merger – our announcement is just the first step toward bringing our companies together.

BMC Associate FAQ

4.	How do the cultures of the companies compare?

•	We are bringing together two very strong companies with complementary capabilities and cultures.

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Builders FirstSource operates with tremendous similarities to BMC in terms of business models and core values such as people count, safety, innovation, collaboration, integrity, diversity and corporate social responsibility.

•	We also share deeply held beliefs about how to improve our businesses to better serve our customers and associates.

•	We expect the combined company will continue to have a commitment to advancing innovation and a passion for best-in-class service levels, just as we do at BMC today.

•	The combined company will serve customers across 42 states and will have approximately 26,000 associates working to help to create much needed housing across the country.

5.	Will my day-to-day responsibilities change? What can associates expect in the interim?

•	As mentioned previously, we expect that today’s announcement will have no immediate impact on day-to-day operations.

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The combination is currently expected to close in late 2020 or early 2021, subject to customary closing conditions and various required approvals. Until the transaction closes it is business as usual, and your day-to-day responsibilities will remain the same.

•	As things evolve, our commitment to you is to communicate as much as possible and we will continue to keep you updated throughout this process.

6.	What are the expected synergies? From where will they come?

•	We expect to generate savings of approximately $130 million to $150 million within three years.

•	Key drivers of these synergies include direct and indirect sourcing, SG&A savings, and expanded operational excellence through the adoption of best practices from each company.

7.	What happens to associates’ benefits and compensation?

•	There are no planned changes to compensation as a result of this transaction.

•	Nor do we anticipate any significant changes to our benefits plan for the upcoming Open Enrollment period for January 1, 2021, but will communicate additional details as they become available.

•	In addition, there will be no immediate changes to paid time off or our 401(k) plan.

•	As always, our focus continues to be on providing a competitive benefits package that offers choice, value and financial protection for you and your family.

•	As it relates to eligible participants in the 2020 Bonus Plans, we plan to pay out bonuses in the normal course in 2021, based on BMC’s full-year fiscal 2020 results.

BMC Associate FAQ

Leadership and Headquarters

8.	Who will lead the combined company?

•	The combined company will be led by an experienced Board of Directors and leadership team that leverages the strengths and capabilities of both companies.

•	Dave Flitman, BMC’s Chief Executive Officer, will serve as CEO of the combined company after a 90-day transition period following the completion of the merger.

•	Peter Jackson, Builders FirstSource’s Chief Financial Officer, will serve as CFO.

•	The transition and integration will be co-led by Dave Rush, COO of Builder FirstSource’s East Region, and Jim Major, CFO of BMC.

•	While today’s announcement is an important milestone, there are many decisions left to be made.

•	Additional members of our combined leadership team will be communicated as decisions are made.

9.	After the transaction closes, where will the combined company be headquartered? What will it be called?

•	The combined company will be headquartered in Dallas, Texas, with key functional corporate centers of excellence in both Raleigh, North Carolina and Denver, Colorado.

•	Following the closing of the transaction, the combined entity will operate under the Builders FirstSource name.

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As we accomplished in our prior combination with Stock Building Supply, this transformational merger will enable BMC to further accelerate our profitable growth strategy with a company that also focuses on providing a broad product portfolio and differentiated capabilities deployed through a customer-focused service model.

10.	Why are we changing the headquarters and name? Will the branding be changed?

•	Builders FirstSource is the larger of the two companies and its headquarters are at the center of our geographical footprint.

•	While we are excited about this merger – our announcement is just the first step toward bringing our companies together and we do not yet have all the answers.

•	It is important to remember that until the transaction closes, it remains business as usual.

•	BMC and Builders FirstSource each have highly recognized and respected brands. Any decisions regarding our go-forward branding will be announced in due course.

Path to Close

11.	What are plans to integrate the two companies?

•	The management teams of both companies will work closely together to develop our integration plans.

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While the specifics have not yet been determined, in the coming weeks we will be announcing an integration-planning team co-led by Jim Major and Dave Rush, COO of Builders FirstSource’s East Region, that will begin working to address how we can best utilize each other’s strengths and bring our companies together.

•	Both companies have significant experience working on large-scale transactions over the past several years.

BMC Associate FAQ

12.	When will the transaction be completed?

•	Subject to shareholder approval, customary closing conditions and regulatory approvals, the transaction is currently expected to close in late 2020 or early 2021.

What this Means for Associates and Customers

13.	What can associates expect between now and the closing of the transaction?

•	Until the closing, it remains business as usual for all of us at BMC, and we will continue to operate as separate companies and competitors across our markets.

•	To that end, we remain as committed as ever to our sales team and the tremendous value they bring to our Company. We will leverage the strength of our combined sales force to accelerate growth.

•	It is important that everyone remain focused on what you have always done so well – taking care of our customers, while also taking care of yourself.

•	Ultimately, the goal of both organizations is to continue to provide the highest levels of service and minimize any disruptions to our customers.

•	Over the coming months, BMC and Builders FirstSource leadership will have more detailed discussions about how best to bring the companies together.

•	As we move toward the closing of the transaction, we will continue to keep you informed of additional information as it becomes available.

14.	How will this merger benefit customers?

•	Together, BMC and Builders FirstSource will operate a leading network of 550 distribution and manufacturing locations that spans 42 states, bringing us closer to customers and all of their job sites.

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We fully expect that the combined company’s collective experience, focus on advancing innovation and passion for best-in-class customer service will allow us to even better solve our customers’ toughest problems.

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This combination will enable us to go deeper with technology as we continue to innovate within our core and deliver even more value-added products and services, from READY-FRAME® and Pro Remodel to Structural Components and Millwork, Doors and Windows.

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Until the closing, it remains business as usual for all of us at BMC, and we will continue to operate as separate companies and competitors across our markets. It is important that everyone remain focused on what you have always done so well – taking care of our customers, while also taking care of yourself.

15.	What should associates say if contacted by customers or other third parties about the transaction?

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With respect to questions you may get from others outside the Company, please note that only certain company executives are authorized to officially comment about this announcement on the Company’s behalf.

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Until the closing, it remains business as usual for all of us at BMC, and we will continue to operate as separate companies and competitors across our markets. It is important that everyone remain focused on what you have always done so well – taking care of our customers.

•	Consistent with usual policies, all media and investor-related inquiries should be referred to Mike Neese at 919-431-1796 or Michael.neese@buildwithbmc.com.

BMC Associate FAQ

16.	What should associates say if contacted by a supplier who has a contract with both BMC and Builders FirstSource?

•	If suppliers ask about the transaction, we ask that you emphasize that it is business as usual at BMC and their contacts at the Company will remain the same.

•	Until the transaction closes, we will remain separate companies and there will be no changes to contracts.

•	We recognize that our suppliers play a critical role in our success and we look forward to being an even stronger business partner to them going forward.

17.	Where can I find additional information? Who can I contact if I have any more questions?

•	We are committed to keeping you updated throughout this process.

•	As we have additional information to share, we will inform associates through our usual communications channels.

•	If you have any further questions, please don’t hesitate to contact me, your manager or HR.

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of BMC Stock Holdings, Inc. (“BMC”) and Builders FirstSource, Inc. (“Builders FirstSource”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of BMC and Builders FirstSource and on local, national and global economies, the growth strategies of BMC and Builders FirstSource, fluctuations of commodity prices and prices of the products of BMC and Builders FirstSource as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither BMC nor Builders FirstSource may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between BMC and Builders FirstSource include, but are not limited to: statements about the benefits of the proposed business combination between BMC and Builders FirstSource, including future financial and operating results; the plans, objectives, expectations and intentions of BMC and Builders FirstSource; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to BMC and Builders FirstSource and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between BMC and

BMC Associate FAQ

Builders FirstSource, these factors could include, but are not limited to: the risk that BMC and Builders FirstSource may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of BMC and Builders FirstSource on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of BMC and Builders FirstSource to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to BMC and Builders FirstSource is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond BMC’s or Builders FirstSource’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Furthermore, neither BMC nor Builders FirstSource undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of BMC or of the common stock of Builders FirstSource for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of BMC or Builders FirstSource, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning BMC, Builders FirstSource, the proposed business combination, the combined company or other matters and attributable to BMC, Builders FirstSource or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

BMC Associate FAQ

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for BMC’s and Builders FirstSource’s respective stockholders (the “Joint Proxy Statement”). Each of BMC and Builders FirstSource will send the Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that BMC or Builders FirstSource may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BMC AND BUILDERS FIRSTSOURCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BMC, BUILDERS FIRSTSOURCE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of BMC and Builders FirstSource will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about BMC and Builders FirstSource once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. BMC and Builders FirstSource make available free of charge at ir.buildwithbmc.com and investors.bldr.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

BMC, Builders FirstSource, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of BMC and Builders FirstSource in connection with the proposed business combination.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

BMC Associate FAQ

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials to be filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of BMC or Builders FirstSource as described above.